ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный [redacted]нская обл., Российская Федерация, 628415
Тел.: (3462) [redacted] 2-64-94, 42-64-95

«14th» May 2007г. 07023954 № 13-07-345

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the following information on significant facts: "Information on resolutions of general meetings" dated May, 10th, 2007 and "Information on accrued yield on the Issuer's securities" dated May, 10th, 2007.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 7 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«14» мая 2007г. № 13-07-345

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам следующие сообщения о существенном факте: «Сведения о решениях общих собраний» от 10 мая 2007г. и «Сведения о начисленных доходах по ценным бумагам эмитента» от 10 мая 2007г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 7 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

Information on the significant fact
"Information on accrued yield on the Issuer's securities"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content
2.1. Class, category (type), series and other identifying attributes of registered securities: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas".*** 2.2. Issues state registration numbers, state registration date: ***ordinary shares: 1-01-00155-A as of June 24, 2003;*** ***preferred shares: 2-01-00155-A as of June 24, 2003.*** 2.3. Registering body that has registered the securities issue: ***Federal Securities Commission of Russia.*** 2.4. The Issuer's managing body which adopted a resolution to pay dividends on the Issuer's shares: ***annual general shareholders' meeting of OJSC "Surgutneftegas".*** 2.5. Date when the resolution to pay dividends was adopted: ***May 05, 2007.*** 2.6. Date when the minutes of the general shareholders' meeting of OJSC "Surgutneftegas" were drawn: ***May 10, 2007.*** 2.7. Total amount of dividends accrued on the Issuer's shares of a certain category (type): ***RUR 18, 935 mn for ordinary shares;*** ***RUR 5,468 mn for preferred shares;*** Amount of dividend accrued on one share of a certain category (type): ***RUR 0.53 per an ordinary share;*** ***RUR 0.71 per a preferred share.*** 2.8. Method of yield payment on the Issuer's securities: ***Funds.*** 2.9. Dividend payment end date: ***04.07.2007.***

2.10. Total amount of dividends paid on the Issuer's shares: ***RUR 0.00.***

3. Signature

3.1. ***Acting Director General***
OJSC "Surgutneftegas" __________________ ***Anatoly S. Nuryaev***

3.2. Date 10 May 2007 Stamp

Information on the significant fact
"Information on resolutions of general meetings"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. Type of the general meeting (annual, extraordinary): ***annual***

2.2. Form of the general meeting: ***a meeting (the joint presence of shareholders to discuss the items on the meeting's agenda and adopt resolutions on the items put to the vote)***

2.3. Date of the general meeting: ***May 5, 2007***

Venue of the meeting: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***

2.4. Quorum of the general meeting:

The number of votes belonging to the shareholders as of the record date (March 17, 2007) was:

- 35,696,628,223 votes on Items 1, 2, 3, 5, 6 and 7 of the Meeting's agenda;

- 321,269,654,007 votes on Item 4 of the Meeting's agenda;

The number of votes belonging to the persons who participated in the Meeting was:

- 31,286,185,392 votes on Items 1, 2, 3, 5, 6 and 7 of the Meeting's agenda;

- 280,720,526,428 votes on Item 4 of the Meeting's agenda;

In accordance with the Law of the Russian Federation "On Joint Stock Companies", the Meeting had a quorum on all items of the Meeting's agenda.

2.5. Items put to the vote and the results of the vote:

1. Approval of OJSC "Surgutneftegas" annual report for 2006.

2. Approval of the annual accounting records of OJSC "Surgutneftegas", including the profit and loss account for 2006.

3. Approval of distribution of profit (loss) of OJSC "Surgutneftegas" for 2006, including the dividend payment (declaration), approval of the size, form, period, and scheme of dividend payment on shares of each category.

4. Electing members of OJSC "Surgutneftegas" Board of Directors.

5. Electing members of OJSC "Surgutneftegas" Auditing Committee.

6. Approval of the Auditor of OJSC "Surgutneftegas".

7. Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (in conformity with the Federal Law of the RF "On Joint Stock Companies", Article 83, Item 6).

The results of the vote by ballot papers on Item 1:

- *number of affirmative votes is 31,226,807,523;*
- *number of negative votes is 791,550;*
- *number of abstaining votes is 3,344,301.*

The results of the vote by ballot papers on Item 2:

- *number of affirmative votes is 31,229,805,073;*
- *number of negative votes is 355,750;*
- *number of abstaining votes is 848,626.*

The results of the vote by ballot papers on Item 3:

- *number of affirmative votes is 31,227,106,686;*
- *number of negative votes is 2,630,778;*
- *number of abstaining votes is 1,111,170.*

The results of the cumulative vote by ballot papers on Item 4:

- *number of affirmative votes is 279,516,984,040;*

The candidates to the Board of Directors received the votes as follows:

No.	Last Name, First Name, Middle Name	Number of votes cast for the candidate
1.	Ananiev Sergei Alekseevich	30,840,915,235
2.	Bogdanov Vladimir Leonidovich	32,080,105,594
3.	Bulanov Alexander Nikolaevich	30,819,896,096
4.	Gorbunov Igor Nikolaevich	30,836,642,325
5.	Druchinin Vladislav Egorovich	31,271,864,816
6.	Egorov Oleg Yuryevich	9,070,862
7.	Erokhin Vladimir Petrovich	30,810,873,461
8.	Zakharchenko Nikolai Petrovich	31,235,005,567

9.	*Matveev Nikolai Ivanovich*		*30,805,961,864*
10.	*Rezyapov Alexander Filippovich*		*30,806,648,220*

- number of negative votes is 1,414,800;
- number of abstaining votes is 4,533,120.

The results of the vote by ballot papers on Item 5 (excluding the votes belonging to the members of the Board of Directors):
5.1. As to the candidacy of Zhuchko Tatiana Nikolaevna:
- number of affirmative votes is 30,957,204,039;
- number of negative votes is 642,555;
- number of abstaining votes is 4,463,555;

5.2. As to the candidacy of Komarova Valentina Panteleevna:
- number of affirmative votes is 31,049,249,388;
- number of negative votes is 530,475;
- number of abstaining votes is 3,689,210;

5.3. As to the candidacy of Oleynik Tamara Fedorovna:
- number of affirmative votes is 31,054,452,658;
- number of negative votes is 615,255;
- number of abstaining votes is 3,689,610.

The results of the vote by ballot papers on Item 6:
- number of affirmative votes is 31,226,222,460;
- number of negative votes is 697,785;
- number of abstaining votes is 1,411,725.

The results of the vote by ballot papers on Item 7:
- number of affirmative votes is 31,095,335,347;
- number of negative votes is 121,810,497;
- number of abstaining votes is 5,578,991.

2.6. Wording of the resolutions adopted by the general meeting:
As to Item 1, the following resolution is adopted:
"To approve the annual report of OJSC "Surgutneftegas" for 2006".

As to Item 2, the following resolution is adopted:
"To approve annual accounting records of OJSC "Surgutneftegas", including the profit and loss account for 2006".

As to Item 3, the following resolution is adopted:
"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2006. To declare dividend payment for 2006: a preferred share of

OJSC "Surgutneftegas" – RUR 0.71, an ordinary share of OJSC "Surgutneftegas" – RUR 0.53; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced is May 21, 2007. The date when dividend payment is terminated is July 4, 2007."

As to Item 4, the following resolution is adopted:
"Elect the following Board of Directors:

1. *Ananiev Sergei Alekseevich*
2. *Bogdanov Vladimir Leonidovich*
3. *Bulanov Alexander Nikolaevich*
4. *Gorbunov Igor Nikolaevich*
5. *Druchinin Vladislav Egorovich*
6. *Erokhin Vladimir Petrovich*
7. *Zakharchenko Nikolai Petrovich*
8. *Matveev Nikolai Ivanovich*
9. *Rezyapov Alexander Filippovich*

As to Item 5, the following resolution is adopted:
"To elect the following Auditing Committee of OJSC "Surgutneftegas":

1. *Zhuchko Tatiana Nikolaevna*
2. *Komarova Valentina Panteleevna*
3. *Oleynik Tamara Fedorovna*

As to Item 6, the following resolution is adopted:
"To approve Limited Liability Company "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2007".

As to Item 7, the following resolution is adopted:
"To approve transactions which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated parties in the course of general business activity of OJSC "Surgutneftegas", provided that the above-mentioned transactions comply with the following requirements:

the transaction is aimed at performing the types of activities stipulated by the Charter of the OJSC "Surgutneftegas", and the amount of transaction is within the amount of the transaction the individual executive body of OJSC "Surgutneftegas" is entitled to perform in compliance with the Federal Law "On Joint Stock Companies".

This resolution remains valid till the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2007".

2.7. Date when the minutes of the general meeting were drawn: ***May 10, 2007.***

3. Signature		
3.1. ***Acting Director General OJSC "Surgutneftegas"***	________________	***Anatoly S. Nuryaev***
3.2. Date 10 May 2007	Stamp	

END